SAFEWAY INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	53 Weeks 2014	52 Weeks 2013	52 Weeks 2012	52 Weeks 2011	52 Weeks 2010

Income before income taxes	$165.0	$251.6	$362.2	$398.0	$474.7
Add interest expense	198.9	273.0	300.6	268.1	295.0
Add interest on rental expense (a)	206.7	199.1	193.7	194.2	192.7
Less equity in earnings of unconsolidated affiliate, net	(16.2)	(17.6)	(17.5)	(13.0)	(15.3)
Earnings	$554.4	$706.1	$839.0	$847.3	$947.1

Interest expense	$198.9	$273.0	$300.6	$268.1	$295.0
Add capitalized interest	6.2	8.8	10.9	14.0	10.5
Add interest on rental expense (a)	206.7	199.1	193.7	194.2	192.7
Fixed charges	$411.8	$480.9	$505.2	$476.3	$498.2

Ratio of earnings to fixed charges	1.3	1.5	1.7	1.8	1.9

(a) Based on an 8.5% discount factor on the estimated present value of future operating lease payments.